Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, Glen Cole, do hereby certify that:

1)	I am a Principal Consultant (Resource Geology) with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1300, 151 Yonge Street, Toronto, Ontario, Canada;

2)

I am a graduate of the University of Cape Town in South Africa with a B.Sc (Hons) in Geology in 1983; I obtained a M.Sc (Geology) from the University of Johannesburg in South Africa in 1995 and a M.Eng in Mineral Economics from the University of the Witwatersrand in South Africa in 1999. I have practiced my profession continuously since 1986. Between 1986 and 1989 I worked as a staff geologist on various Anglo American mines. Between 1989 and 2005 I have worked for Goldfields Ltd at several exploration projects, underground and open pit mining operations in Africa and held positions of Mineral Resources Manager, Chief Mine Geologist and Chief Evaluation Geologist, with the responsibility for estimation of Mineral Resources and Mineral Reserves for development projects and operating mines. Since 2006, I have estimated and audited mineral resources for a variety of early and advanced base and precious metals projects in Africa, Canada, Chile and Mexico;

3)

I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the Province of Ontario (APGO#1416), the Association of Professional Engineers and Geoscientists of the Province of Saskatchewan (PEGS#26003) and am also registered as a Professional Natural Scientist with the South African Council for Scientific Professions (Reg#400070/02);

4)	I have personally inspected the subject projects between June 16 and 18, 2014;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for sections 13 and parts of 24 and 25, and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject projects;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK was retained by Lundin Mining Corporation to prepare a technical report, including a Mineral Resource and Mineral Reserve statement, for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This assignment was completed using the environmental and social requirements applicable at the time in Chile and taking cognisance of good international industry practice as specified in the IFC Performance Standards. This technical report is readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation to support their technical disclosure requirements;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Toronto, Ontario	Glen Cole, PGeo (APGO#1416)
March 20, 2015	Principal Consultant (Resource Geology)